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                           March 19, 2024

       Torstein Hagen
       Chief Executive Officer and Chairman of the Board
       Viking Holdings Ltd
       94 Pitts Bay Road
       Pembroke, Bermuda HM 08

                                                        Re: Viking Holdings Ltd
                                                            Amendment No. 2 to
Draft Registration Statement on Form F-1
                                                            Submitted March 8,
2024
                                                            CIK No. 0001745201

       Dear Torstein Hagen:

            We have reviewed your amended draft registration statement and have the following comment.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
       February 21, 2024 letter.

       Amendment No. 2 to Draft Registration Statement on Form F-1

       Market and Industry Data, page 6

   1. We note your response to prior comment 1 and reissue it. Please file consents for all commissioned third
party reports referenced and summarized in the registration
                                                        statement pursuant to
Rule 436, including the studies by Alter Agents. For reference, see Question 233.02 of
Securities Act Rules Compliance and Disclosure Interpretations.




              Please contact Jenifer Gallagher at 202-551-3706 or Karl Hiller at 202-551-3686 if you
       have questions regarding comments on the financial statements and related matters. Please
 Torstein Hagen
Viking Holdings Ltd
March 19, 2024
Page 2

contact Timothy S. Levenberg at 202-551-3707 or Karina Dorin at 202-551-3763 with any other questions.



                                                           Sincerely,
FirstName LastNameTorstein Hagen
                                                             Division of
Corporation Finance
Comapany NameViking Holdings Ltd
                                                             Office of Energy &
Transportation
March 19, 2024 Page 2
cc:       Gregg A. Noel, Esq., of Skadden, Arps, Slate, Meagher & Flom LLP
FirstName LastName